                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549

                                      SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                   (Amendment No. 21)

                                 Sterling Software, Inc.
- -------------------------------------------------------------------------------
                                   (Name of Issuer)

                         Common Stock, par value $0.10 per share
- -------------------------------------------------------------------------------
                             (Title of Class of Securities)

                                       859547-10-1
- -------------------------------------------------------------------------------
                                     (CUSIP Number)

                                 Charles D. Maguire, Jr.
                               901 Main Street, Suite 6000
                                  Dallas, Texas  75202
                                     (214) 953-6000
- -------------------------------------------------------------------------------
                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)


                                    February 23, 1995
- -------------------------------------------------------------------------------
                          (Date of Event which Requires Filing
                                   of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP NO. 859547-10-1                 13D                     Page 2 of 10 Pages

- --------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Sam Wyly  ###-##-####
- --------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)   /X/
                                                                       (b)
- --------------------------------------------------------------------------------
 (3) SEC USE ONLY

- --------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- --------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- --------------------------------------------------------------------------------
NUMBER OF       (7) SOLE VOTING POWER
 SHARES             395,954
 BENEFICIALLY  -----------------------------------------------------------------
 OWNED BY       (8) SHARED VOTING POWER
 EACH               300,000
 REPORTING     -----------------------------------------------------------------
 PERSON         (9) SOLE DISPOSITIVE POWER
 WITH               695,954
               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER
                    300,000
- --------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     995,954
- --------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.2%
- --------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                    Page 3 of 10 Pages

- --------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Charles J. Wyly, Jr.   ###-##-####
- --------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                        (b)  / /
- --------------------------------------------------------------------------------
 (3) SEC USE ONLY
- --------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- --------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
- --------------------------------------------------------------------------------
NUMBER OF        (7) SOLE VOTING POWER
 SHARES              563,590
 BENEFICIALLY   ----------------------------------------------------------------
 OWNED BY        (8) SHARED VOTING POWER
 EACH                300,000
 REPORTING      ----------------------------------------------------------------
 PERSON          (9) SOLE DISPOSITIVE POWER
 WITH                713,590
                ----------------------------------------------------------------
                (10) SHARED DISPOSITIVE POWER
                     300,000
- --------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,013,590
- --------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.3%
- --------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
- --------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                   Page 4 of 10 Pages

- --------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)  75-231-9145
- --------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                        (b)  / /
- --------------------------------------------------------------------------------
 (3) SEC USE ONLY
- --------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- --------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
- --------------------------------------------------------------------------------
NUMBER OF         (7) SOLE VOTING POWER
 SHARES               300,000
 BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY         (8) SHARED VOTING POWER
 EACH                 0
 REPORTING       ---------------------------------------------------------------
 PERSON           (9) SOLE DISPOSITIVE POWER
 WITH                 300,000
                 ---------------------------------------------------------------
                 (10) SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     300,000
- --------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%
- --------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                 13D                    Page 5 of 10 Pages

- --------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Wyly Group
- --------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  /X/
                                                                        (b)  / /
- --------------------------------------------------------------------------------
 (3) SEC USE ONLY
- --------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     N/A
- --------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            / /
- --------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
- --------------------------------------------------------------------------------
NUMBER OF          (7) SOLE VOTING POWER
 SHARES                1,259,544
 BENEFICIALLY     --------------------------------------------------------------
 OWNED BY          (8) SHARED VOTING POWER
 EACH                  0
 REPORTING        --------------------------------------------------------------
 PERSON            (9) SOLE DISPOSITIVE POWER
 WITH                  1,709,544
                  --------------------------------------------------------------
                  (10) SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,709,544
- --------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /
- --------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.1%
- --------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN, PN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                     13D                 Page 6 OF 10 Pages

Item 1.      SECURITY AND ISSUER.
             Not amended.

Item 2.      IDENTITY AND BACKGROUND.
             Not amended.

Item 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
             Not applicable.

Item 4.      PURPOSE OF TRANSACTION.
             Not amended.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.
             Item 5 is hereby amended to read in its entirety as follows:

             As more fully described in Item 6, effective February 23, 1995, Maverick Entrepreneurs entered into an arrangement with Lehman Brothers Finance, S.A. (the "Lender") in respect of
300,000 shares of Common Stock.

             Sam Wyly beneficially owns 995,954 shares, or 4.2%, of the Common Stock of the Company. Sam Wyly beneficially owns 300,000 of such shares by virtue of his ownership of options, beneficially owns 138,612 of such shares as sole general partner of Tallulah, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs and beneficially owns an aggregate of 257,342 of such shares as trustee of the trusts listed below:

                                                               NUMBER OF SHARES
                NAME OF TRUST                                 BENEFICIALLY OWNED
                -------------                                 ------------------
    1.   The Christiana Parker Wyly Trust                           34,890
    2.   The Andrew David Sparrow Wyly Trust                        34,890
    3.   The Laurie L. Wyly Revocable Trust                         63,954
    4.   The Lisa Wyly Revocable Trust                              61,754
    5.   The Kelly Wyly Elliott Trust                               61,854

             Sam Wyly possesses sole voting power with respect to 394,954 shares of Common Stock, sole dispositive power with respect to 695,954 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

CUSIP NO. 859547-10-1                 13D                     Page 7 of 10 Pages


             Charles J. Wyly, Jr. beneficially owns 1,013,590 shares, or 4.3%, of the Common Stock of the Company. Charles Wyly beneficially owns 150,000 of such shares by virtue of his ownership of options, beneficially owns 256,574 of such shares as sole general partner of Brush Creek, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs, and beneficially owns an aggregate of 307,016 of such shares as trustee of the trusts listed below:

                                                              NUMBER OF SHARES
                     NAME OF TRUST                           BENEFICIALLY OWNED
                     -------------                           ------------------
    1.   The Martha Caroline Wyly Trust                            76,754
    2.   The Charles J. Wyly, III Trust                            76,754
    3.   The Emily Ann Wyly Trust                                  76,754
    4.   The Jennifer Lynn Wyly Trust                              76,754

             Charles J. Wyly, Jr. possesses sole voting power with respect to 563,590 shares of Common Stock, sole dispositive power with respect to 713,590 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

             Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or 1.3%, of the Common Stock of the Company.

             The Reporting Persons as a group beneficially own 1,709,544 shares, or 7.1%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,259,544 shares of Common Stock and sole dispositive power with respect to 1,709,544 shares of Common Stock.

             Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by any of the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

CUSIP NO. 859547-10-1                13D                 Page 8 of 10 Pages

Item 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On February 23, 1995, Maverick Entrepreneurs entered into a Loan Agreement with the Lender providing for loans to Maverick Entrepreneurs from time to time (the "Loan Agreement"). In connection with the Loan Agreement Maverick Entrepreneurs entered into various security documents (the "Security Documents") provided for in the Loan Agreement. Included in the Security Documents are documents that provide, in general, that:
(i) with respect to an aggregate of 300,000 shares of Common Stock (the "Shares"), if the market price of such Shares on or before February 23, 1998, is less than $29.00 (adjusted to $32.57 after June 1, 1995), then the Lender, upon the request of Maverick Entrepreneurs, will pay to Maverick Entrepreneurs the difference between such market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $53.56, Maverick Entrepreneurs will, on that date, pay to the Lender the difference between such market price and such specified amount; and (ii) Maverick Entrepreneurs is required to pledge such rights and an aggregate of 300,000 Shares to secure its obligations under the Security Documents. Reference is made to the complete terms of the Loan Agreements and Security Documents in the forms attached hereto as exhibits.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1.   Agreement pursuant to Rule 13d-1(f)(1)(iii).
             Exhibit 2.   Form of Loan Agreement dated as of February 23,
                          1995 between Maverick Entrepreneurs Fund, Ltd.
                          and Lehman Brothers Finance, S.A., including Form of Promissory Note.
             Exhibit 3. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.
             Exhibit 4. Option Transaction dated February 23, 1995 between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.
             Exhibit 5.   Form of Guarantee of Lehman Brothers Holdings Inc.
             Exhibit 6. Form of Pledge Agreement, dated as of February 23, 1995, between Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.

CUSIP NO. 859547-10-1                13D                    Page 9 of 10 Pages

                                  SIGNATURES

       After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 27, 1995                      /s/ Sam Wyly
                                              -------------------------------
                                                   Sam Wyly


                                              /s/ Charles J. Wyly, Jr.
                                              -------------------------------
                                                   Charles J. Wyly, Jr.


                                              MAVERICK ENTREPRENEURS FUND, LTD.
                                              (formerly
                                              FIRST DALLAS LIMITED)


                                              By: /s/ Sam Wyly
                                                  ------------------------------
                                                     Sam Wyly,
                                                     General Partner


                                              By: /s/ Charles J. Wyly, Jr.
                                                  ------------------------------
                                                      Charles J. Wyly, Jr.,
                                                      General Partner

CUSIP NO. 859547-10-1                    13D                 Page 10 of 10 Pages
                                        EXHIBIT 1


       Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange
Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.



Date:  February 27, 1995                      /s/ Sam Wyly
                                              -------------------------------
                                                  Sam Wyly


                                              /s/ Charles J. Wyly, Jr.
                                              -------------------------------
                                                  Charles J. Wyly, Jr.


                                              MAVERICK ENTREPRENEURS FUND, LTD.
                                              (formerly
                                              FIRST DALLAS LIMITED)


                                              By: /s/ Sam Wyly
                                                  -----------------------------
                                                      Sam Wyly,
                                                      General Partner


                                              By: /s/ Charles J. Wyly, Jr.
                                                  -----------------------------
                                                      Charles J. Wyly, Jr.,
                                                      General Partner